Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

November 10th, 2016

BATTLE MOUNTAIN GOLD INC. ANNOUNCES GOLD-SILVER RESULTS FROM DRILL HOLES
V16C-01 AND V16C-02 AND EXPLORATION UPDATE FROM LEWIS GOLD-SILVER PROJECT IN NEVADA

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce assay results from the first two core drill holes completed at the Lewis gold-silver property, which lies near the town of Battle Mountain in Nevada, and provide an update as to the exploration program.

Highlights:

  Four easterly-inclined core drill holes completed to date in the Virgin and Buena Vista – Meagher areas for a total of 1446 m 1; assay results received for the entirety of the first two holes and portions of the third and fourth drill holes.

  Final gold-silver results returned from two core drill holes in the Virgin area:

V16C-01 -
2.0 m at 11.3 g/t Au and 7.25 g/t Ag from 116.1 m, including 1.2 m at 17.9 g/t Au from 116.1 m; 16.6 m at 0.86 g/t Au and 10.6 g/t Au from 162.2 m; and
1.7 m at 3.36 g/t Au and 8.83 g/t Ag from 207.9 m.

V16C-02 –
0.5 m at 16.0 g/t Au and 106 g/t Ag from 89.9 m;
8.3 m at 2.01 g/t Au and 16.0 g/t Ag from 136.2 m, including 2.0 m at 5.93 g/t Au and 42.4 g/t Ag from 140.4 m; and
3.7 m at 2.02 g/t Au and 15.1 g/t Ag from 163.3m, including 0.8 m at 6.13 g/t Au and 44.9 g/t Ag from 166.1 m.

  Visual and partial assay results from BVM16C-01 in the western Virgin area and BVM16C-02 in the Buena Vista – Meagher area support 3D models of mineralized faults and prospective rock units and indicate potential leakage from mineralized zones at depth.

  Fifth drill hole, BVM16C-03, started on November 5th with the aim to test the Meagher and Silver fault zones.

  Recent mapping, rock- and soil-sampling, and reinterpretation of historic drill data indicates that gold-silver mineralization in the Virgin zone has the potential to extend more than 800 m to the northeast and east of the area of drilling by previous explorers.

  Lewis project supported by joint technical team consisting of senior geological personnel from Battle Mountain Gold and Gold Standard Ventures.

____________________
1 We are describing core drill holes completed in 2016 in the Virgin target zone with the prefix “V16C” and in the Buena Vista – Meagher target zone with the prefix “BVM16C”.

Battle Mountain Gold Inc.
News Release November 10th, 2016

___________________________________

Further Information:

This news release provides an update as to exploration progress at the Lewis gold-silver project (Figure 1). The update includes assay results returned from the first two drill holes in the Virgin zone; a summary of the geometry of mineralized faults and prospective rock units intersected in two drill holes completed in the western Virgin and Buena Vista – Meagher areas; and the potential for a greater than 800 m extension of Virgin gold-silver mineralization to the north and northeast of the area drilled previously (Figures 2 and 3). Final gold and silver results have been received for the first two diamond drill-core holes completed in the Virgin zone (Figures 3 to 5). These holes include V16C-01, which is inclined an average of 54o towards N97o E and completed to a down-hole depth of 299.3 m (982 ft) and V16C-02, inclined 48o towards N74o E and drilled to 241.4 m (792 ft). The anomalous gold-silver results are summarized in Table 1 and stated in the highlights of this news-release. Those intervals that lie above down-hole depths of 130 m in V16C-01 and 137 m in V16C-02 are characterized by oxide minerals; those intervals that lie below these down-hole depths contain sulfide minerals.

Table 1: Anomalous gold-silver intervals in V16C-01 and 02 that exceed 0.5 g/t Au (including up to 2.9 m of internal dilution).

Hole ID	From (m)	To (m)	Length (m)	Au (ppm)	Ag (ppm)
V16C-01
	116.1	118.1	2.0	11.3	7.25
including:	116.1	117.3	1.2	17.9	4.10
	124.1	132.2	8.1	0.73	17.5
	135.9	141.5	5.6	1.20	13.0
	143.8	146.9	3.1	0.76	10.4
	162.2	178.7	16.6	0.90	10.6
including:	162.2	173.4	11.2	0.81	11.6
	176.3	178.7	2.4	1.70	14.9
	207.9	209.6	1.7	3.36	8.83
V16C-02
	89.9	90.4	0.5	16.0	106
	104.4	107.3	2.9	1.30	15.8
	129.0	130.5	1.5	0.72	9.95
	136.2	144.5	8.3	2.01	16.0
including:	140.4	142.4	2.0	5.93	42.4
	163.3	167.0	3.7	2.02	15.1
including:	166.1	166.9	0.8	6.13	44.9

Analyses by ALS Minerals (Reno – Vancouver) using atomic absorption and gravimetric finishes for gold fire-assay (30 g charge, Au-AA23 and Au-GRA21) and four-acid digestion with atomic absorption and gravimetric finishes for silver (Ag-AA61 and Ag-AA62).

The analysis of duplicate pulp samples and coarse residue samples collected from the gold-silver intervals stated in Table 1, including the fire-assay of > 75-micron and < 75-micron material screen-sieved from split and pulverized replicate samples, indicate higher gold results in the coarser size-fraction than in the finer size-fraction. This variability is consistent with the presence of gold > 75 micron in mean-diameter within those analyzed core samples that typically contain > 5 g/t Au. The occurrence of such ‘coarse gold’ can lead to assay grade variability between samples and in adjacent drill-holes in the same mineralized zones.

Figures 4 and 5 indicate the spatial relationships between the gold intervals from the current core drill program and the reverse-circulation (RC) and core holes completed by Madison Minerals Inc. between 2003 and 2008 2. These historic results support the high-grade gold potential of the Virgin fault system. The two recently completed core holes crossed the target structures at higher angles than the 2003 to 2008 holes. This has resulted in interval lengths

____________________
2 Descriptions of the mineralized zones and tables of drill-hole assay results can be found in a 43-101 report dated March 2014 titled AMENDED AND RESTATED SUMMARY REPORT 2007-2008 CORE AND REVERSE CIRCULATION DRILLING PROGRAM, F.W. LEWIS PROPERTY, BATTLE MOUNTAIN MINING DISTRICT, LANDER COUNTY, NEVADA, USA, (the “2014 43-101 Report”) filed on SEDAR under the Company’s profile and also on the Company’s website under Investor Info/Articles, Agreements and Reports.

Battle Mountain Gold Inc.
News Release November 10th, 2016

___________________________________

for the recent drilling as reported in Table 1 to be less than for the 2003 - 2008 Madison holes, which is in accordance with our expectations.

The results of recently completed geological mapping of newly completed trenches and geochemical rock-sampling in the northern and eastern portions of the Virgin area indicate northerly-trending and steeply west-dipping faults that are characterized by rock-chip Au results that range up to 53.4 g/t Au (Figures 2 and 3). Preliminary soil sample results from this area show anomalous Au-Ag-As-Bi-Pb results over an area of more than 800 m (north-south) by 200 m (east-west). This prospective area has never been drill-tested. Targets within this area will be refined by more detailed soil sampling.

Two core holes, BVM16C-01 and 02 / 02A, were recently completed to the west of the Virgin fault system and in the Buena Vista – Meagher area (Figures 2 and 3). Hole BVM16C-01, inclined an average of about 65o towards N65o E and completed to a down-hole depth of 305.7 m (1003 ft), tested the upper portion of the intersection between the northerly strike-extension of the Copper Canyon – Echo – “K” fault zone with the west-northwesterly-striking South Domain fault and fracture zone, which is intruded by Tertiary andesite dikes. Partial assay results from this hole indicate a 9.7 m (30 ft) zone of 0.15 g/t Au from 141.4 m (464 ft). This interval also returns anomalous silver (up to 27.3 ppm Ag) and arsenic (up to 179 ppm As). These gold and pathfinder element results are inferred to be indicative of leakage from zones of higher gold-grade at depth, where the dike-filled fault-intersection zone cuts the more prospective Battle Formation of the lower Antler Sequence and the underlying Harmony Formation. Final assays from the entirety of hole BVM16C-01 have yet to be returned from ALS Minerals.

Hole BVM16C-02 was designed to drill about 55o towards N75 o E to test the upper portions of the Silver and Meagher fault zones and the down-dip projections of the Buena Vista, Copper Canyon – Echo and related fault zones (Figures 2 and 6). This drill hole encountered significant drilling challenges, characterized by caving of the hole within the Buena Vista fault zone. It was necessary to cement the lower portion of the hole, reduce the core size (HQ to NQ) and wedge-off at a depth of 421 m (1382 ft) to bypass the collapsed zone. This allowed the modified hole (BVM16C-02A) to reach a depth of 599.4 m (1966.5 ft), prior to another collapse that led to the decision to terminate the hole in the Battle Formation. The majority of the assay results from BVM16C-02 / 02A have yet to be returned from the laboratory. Selected intervals rushed from sulfide mineral-bearing samples in the Buena Vista fault zone show maxima of 0.38 g/t for Au, 33.5 ppm for Ag, 561 ppm for As, 0.8 % for Pb and 1.7 % for Zn for sample intervals that average about 1.4 m (4.5 ft).

The most recent hole, BVM16C-03, was collared on November 5th and designed to test the down-dip extents of the Silver and Meagher faults, near their inferred intersections with the Antler Limestone and Battle Formation (Figure 6). As of November 9th, this hole was at a down-hole depth of 111 m (364 ft) and hosted by the Havallah Formation.

Chet Idziszek, President of Battle Mountain Gold Inc., comments:

“We are pleased with the progress of the drilling program, which is focused on delineating high-grade gold deposits that are located along the geological, structural and geophysical trends of deposits that lie on the contiguous lands of Newmont.”

Battle Mountain Gold Inc.
News Release November 10th, 2016

___________________________________

Qualified Person

Steve Garwin PhD, FAIG, FAusIMM, FSEG and Director of Battle Mountain Gold Inc. is a qualified person, as defined by NI 43-101. He is responsible for the preparation of the technical information in this press-release.

The six figures referred to in this news-release are also posted on the Company website (www.battlemtngold.com).

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, President

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes and is qualified by the Cautionary Statements on the page following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Battle Mountain Gold Inc.

Prospect Locations and Geology

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Nevada, USA
Location Map
Lewis Property
14,750,000 survey ftN
14,740,000 survey ftN
14,730,000 survey ftN
14,720,000 survey ftN
1,600,000 survey ftE
1,610,000 survey ftE
T 32 N
T 31 N
Newmont
Newmont
Sb King
Antler Peak
Circle Peak
White & Shiloh
Hider
Cow Canyon
Apex
Galena
Central Virgin
Trinity
Buena Vista South
Meager
Virgin
Southwest Peak
Filipinni
NEWMONT
Phoenix Mine Property
Fortitude Open Pit
Geological Explanation
Tag Altered Granodiorite
Pj Jory Member of the Havallah Fm
Pp Pumpernickle Formation
Pem Edna Mountain Formation
Pap Antler Peak Formation
Pb Battle Formation
Ch Harmony Formation
Dsc Scott Canyon Formation
Symbols
Contact
Thrust fault
Fault
Anticline, showing crestline
Syncline, showing crestline
U.S. public lands survey grid (Township and Range)
Mineralized zone
Mine, open pit
Ore body
Claim boundary
Drill-area, focus on Virgin and Buena Vista – Meagher.
N
1500m

Figure 1

Southern Lewis Property
Drill plan, major fault systems and rock-chip gold

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Open
Virgin Extension
Virgin
'K'
Buena Vista
Theodore
Meagher
Silver
Copper Canyon
Echo
Virgin
V16C-02
BVM16C-01
V16C-01
BVM16C-02
BVM16C-03
BMG
NMC
Fortitude Pit
Silver – Meagher:
> 650 m zone
+ 500 g/t Ag
Planned / completed drill-hole
Fault trace
Virgin extension target zone (based on mapping, trenching and rock / soil gold anomaly)
Au in rock (g/t)
> 10 (max = 53.4)
5 - 10
1 - 5
0.5 - 1
< 0.5
N
500 m

Figure 2: Location of planned and completed diamond drill-holes (black traces), fault surface traces (blue lines) and rock-chip gold results. Four easterly-inclined holes have been completed for a total of 1446 m and a fifth hole is in progress in the Silver – Meagher zone (BVM16C-03). Refer to the text and Figure 3 for descriptions of the > 800 m gold target zone at the Virgin, which has yet to be drilled in its northern portion.

Battle Mountain Gold Inc.

Virgin Zone, Lewis Property

Surface geology and gold in rock-chip and soil

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N
200 m
Virgin Extension
'K'
Virgin
New trench exposures
BMG
NMC
Pha
Eh
Pems
Pemc
Pbl
Pbm
VDSB
BVM16C-01
V16C-02
V16C-01
LEGEND
Fault Type
Fault
Fault
Thrust Fault
Mineralized fault
Lithology, Code
Battle Formation, Pbl, Pbm
Edna Mountain Conglomerate, Pemc
Edna Mountain Siltstone, Pems
Harmony Formation, Eh
Havallah Argillite, Pha
Mine dump, Qd
Tertiary intermediate intrusive, Tim
Recent drill-collar and hole trace
Previous drill-collar
Virgin extension target zone for future work
Au in rock (g/t)
> 10 (max = 53.4)
5 - 10
1 - 5
0.5 - 1
< 0.5
Au in soil (ppb)
> 100
50 - 100
25 - 50
10 - 25
< 10

Figure 3: Simplified geology, gold in rock-chip and soil results, and drill-holes. The traces of the three recently completed drill-holes are labelled. The dashed blue line Indicates a target zone that exceeds 800 m by 200 m in an area which has not been adequately tested by previous drilling.

Battle Mountain Gold Inc.

V16C-01 Section, Virgin Zone

Geology and summary of gold results

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Selected gold results for V16C-01 are shown in the boxes outlined in red.
Past gold results from Madison drill holes (MAD) are outlined in black.
Legend
Tim – Intrusive dike (pink)
Pha – Havallah Fm.
Pems – Edna Mtn siltstone
Pemc – Edna Mtn. conglom.
Pap – Antler Pk. Limestone
Pb – Battle Fm.
Ch – Harmony Fm.
V16C-01
MAD-31: 45.7m at 6.48 Au from 61.0 m
MAD-81: 13.7m at 9.73 Au from 85.3 m
MAD-81: 10.7m at 9.21 Au from 149.4 m
MAD-05: 33.5m at 1.47 Au
2.0 m at 11.3 g/t Au from 116.1 m
16.6 m at 0.86 g/t Au from 162.2 m
1.7 m at 3.36 g/t Au from 207.9 m
299.3 m
6400Ft
6200Ft
6000Ft
5800Ft
1604000FtE
1604500FtE
1605000FtE
K Fault
Golconda Thrust
VDSB Fault
Virgin Fault
VF1 Fault
VF2 Fault
VF3 Fault
VF4 Fault
Tim dikes
Tim Diorite
LEGEND
Au Values (ppm)
0.3 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 3.0
3.0 to 5.0
5.0 to 10.0
>= 10.0
0 100 200 300 400 500Ft
150 m
VIRGIN PROJECT
SECTION V16C-01

Figure 4: Cross-section for drill-hole V16C-01, showing gold results from past drill-holes completed by Madison Minerals Inc. (MAD-series) and other explorers in the Virgin zone. The section is looking N07° E and includes a window of ± 6.1 m (20 ft). Selected gold intervals are indicated.

Battle Mountain Gold Inc.

V16C-02 Section, Virgin Zone

Geology and summary of gold results

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Selected gold results for V16C-02 are shown in the boxes outlined in red.
Past gold results from Madison drill holes (MAD) are outlined in black.
Legend
Tim – Intrusive dike (pink)
Pha – Havallah Fm.
Pems – Edna Mtn siltstone
Pemc – Edna Mtn. conglom.
Pap – Antler Pk. Limestone
Pb – Battle Fm.
Ch – Harmony Fm.
0.5 m at 16.0 g/t Au from 89.9 m
MAD-07: 18.3 m at 1.68 Au from 57.9 m
3.7 m at 2.02 g/t Au from 163.3 m
8.3 m at 1.98 g/t Au from 136.2 m
MAD-136: 6.0 m at 1.79 Au from 127.0 m
MAD-43: 42.7 m at 2.62 Au from 137.1 m
V16C-02
241.4 m
6600Ft
6400Ft
6200Ft
6000Ft
5800Ft
14729000FtN
1604000FtE
1604500FtE
1605000FtE
K Fault
Golconda Thrust
VDSB Fault
Tim dikes
Virgin Fault
VF1 Fault
VF2 Fault
VF3 Fault
VF4 Fault
Tim Diorite
Pha
Pems
Pemc
Pap
Pb
Ch
LEGEND
Au Values (ppm)
0.3 to 0.5
0.5 to 1.0
1.0 to 2.0
2.0 to 3.0
3.0 to 5.0
5.0 to 10.0
>= 10.0
VIRGIN PROJECT
SECTION V16C-02
Section Window: away = 20ft, towards = 20ft
Plot Date: 13-Oct-2016
Datum: NAD 1927 ZONE 11 N
Scale: 1 in = 200 ft
0 100 200 300 400 500Ft
150 m

Figure 5: Cross-section for drill-hole V16C-02, showing gold results from past drill-holes completed by Madison Minerals Inc. (MAD-series) and other explorers in the Virgin zone. The section is looking N13º E and includes a window of ± 6.1 m (20 ft). Selected gold intervals are indicated.

Section, Meagher - Buena Vista

Geology and target zones

Battle Mountain Gold Inc.

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Figure 6: Cross-section for completed drill-hole BVM16C-02, showing interpreted faults and rock units. A major gravity gradient coincides with the trace of the Copper Canyon – Echo fault in this section. The mineralized target zones are illustrated schematically in red. The planned trace of the current hole, BVM16C-03, is shown as a dashed line and projected about 170 m from the south.

S80° W
N80° E
BVM16C-03
(-70 / 088)
BVM16C-02 / 02A
MAD holes
6800 ft
6400 ft
6000 ft
5600 ft
5200 ft
4800 ft
4400 ft
Legend
Phc – Havallah Fm. chert
Pha – Havallah Fm. siltstone
Pem – Edna Mtn Fm.
Pap – Antler Pk. limestone
Pb – Battle Fm.
Ch – Harmony Fm.
Theodore
Silver
Meagher
Buena Vista
Buena Vista East
'O' fault (?)
Copper Canyon - Echo
Virgin
Golconda Thrust (GT)
GT
TD = 599.2 m
Phc
Pha
Pem
Pap
Pb
Ch
300 m
1000 ft